                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20459

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                                 (FEE REQUIRED)

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM ______ TO ______

                          COMMISSION FILE NUMBER 1-5858


                               PRICE/COSTCO, INC.
                             401(k) RETIREMENT PLAN
                         ------------------------------


                               PRICE/COSTCO, INC.
                                 999 LAKE DRIVE
                           ISSAQUAH, WASHINGTON 98027
                         -------------------------------

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 24, 1996, on the financial statements of the Price/Costco 401(k) Retirement plan included in the annual report on Form 11-K for the year ended December 31, 1995, into the Company's previously filed Registration Statement File Number 33-50799 on Form S-8.






Arthur Andersen LLP
Seattle, Washington
June 27, 1996

                               PRICE/COSTCO, INC.

                             401(K) RETIREMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1995



                                                                   PARTICIPANT DIRECTED
                              -----------------------------------------------------------------------------------

                                 Cash          Stable          Equity      Spectrum      Spectrum    PriceCostco
                               and Cash        Value           Income       Income        Growth       Common
                              Equivalents       Fund            Fund         Fund          Fund         Stock            Total
                              -----------    -----------     -----------  -----------   -----------   -----------     ------------
ASSETS:
 Investments at fair value-
   Cash and cash equivalents      $61,343    $      -       $      -       $      -     $      -      $      -        $     61,343
   Registered investment
     company funds                   -        28,521,752      28,041,414   70,144,239    27,867,707          -         154,575,112
   PriceCostco common stock-
     1,748,012 shares held           -              -               -            -             -       26,657,187       26,657,187
                                  -------    -----------     -----------  -----------   -----------   -----------     ------------
           Total investments       61,343     28,521,752      28,041,414   70,144,239    27,867,707    26,657,187      181,293,642
                                  -------    -----------     -----------  -----------   -----------   -----------     ------------
CONTRIBUTIONS RECEIVABLE:
 Employer                            -        11,986,840       5,152,781    1,213,126     4,903,496     5,001,593       28,257,836
 Employee                            -           220,781         221,796       63,279       213,188       193,592          912,636
                                  -------    -----------     -----------  -----------   -----------   -----------     ------------
           Total receivables         -        12,207,621       5,374,577    1,276,405     5,116,684     5,195,185       29,170,472
                                  -------    -----------     -----------  -----------   -----------   -----------      ------------
LIABILITIES:
 Excess contributions
   payable to participants           -           (18,458)       (20,056)       (3,266)      (22,626)      (23,521)         (87,927)
                                  -------    -----------     -----------  -----------   -----------   -----------       -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                $61,343    $40,710,915     $33,395,935  $71,417,378   $32,961,765   $31,828,851     $210,376,187
                                  =======    ===========     ===========  ===========   ===========   ===========     ============



  The accompanying notes and schedules are an integral part of this statement.

                                 PRICE/COSTCO INC.

                             401(K) RETIREMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1994


                                                                    PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------
                                            Stable         Ginnie        Equity       Capital          Spectrum
                                             Value           Mae         Income    Appreciation         Growth
                                             Fund           Fund          Fund         Fund              Fund           Total
                                         -----------    ----------    ----------   ------------      ----------     -----------
ASSETS:
 Investments at fair value-
  Registered investment company funds    $ 2,313,450    $3,214,961    $5,008,665     $4,015,387      $3,130,675     $17,683,138

 Contributions receivable-
  Employee                                    28,435          -          108,000           -             83,990         220,425
  Employer                                    14,006          -           54,882           -             41,368         110,256
                                          ----------    ----------    ----------     ----------      ----------     -----------
      Total receivables                       42,441          -          162,882           -            125,358         330,681
                                          ----------    ----------    ----------     ----------      ----------     -----------
 Net assets available for plan benefits   $2,355,891    $3,214,961    $5,171,547     $4,015,387      $3,256,033     $18,013,819
                                          ==========    ==========    ==========     ==========      ==========     ===========


  The accompanying notes and schedules are an integral part of this statement.

                               PRICE/COSTCO, INC.

                             401(K) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDING DECEMBER 31, 1995



                                                                 PARTICIPANT DIRECTED
                           -------------------------------------------------------------------------------------------
                            Cash
                             and                                                                            Capital
                            Cash      Stable      Equity    Spectrum    Spectrum   PriceCostco    Ginnie    Apprecia-
                           Equiva-     Value      Income     Income      Growth      Common        Mae        tion
                            lents      Fund        Fund       Fund        Fund       Stock         Fund       Fund         Total
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
NET INVESTMENT RESULTS:
 Net appreciation
  (depreciation) in
  fair value of assets     $  -    $      -    $ 4,248,798 $ 7,717,503 $ 3,527,570 $ 3,321,258 $  (10,862)   $   9,956 $ 18,814,223
 Interest                     -      1,510,345        -           -           -           -            669        -       1,511,014
 Dividends                    -           -      1,410,134   5,085,118   1,882,549         721        -           -       8,378,522
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
   Total net investment
    results                   -      1,510,345   5,658,932  12,802,621   5,410,119   3,321,979    (10,193)       9,956   28,703,759
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
CONTRIBUTIONS TO THE PLAN:
 Employee                     -      5,938,704   5,555,505   1,475,066   4,972,707   5,356,987        -           -      23,298,969
 Employer                     -     13,530,325   6,328,814   1,332,393   5,944,595   6,128,888        -           -      33,265,015
 Rollovers                    -         62,465      32,865      30,896      66,370      16,788        -           -         209,384
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
     Total contributions      -     19,531,494  11,917,184   2,838,355  10,983,672  11,502,663        -           -      56,773,368
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
DISTRIBUTIONS TO
  PARTICIPANTS:
 Hardship withdrawals         -    (1,136,757)   (447,734)   (154,273)   (539,941)   (923,313)        -           -     (3,202,018)
 Terminations                 -      (982,822)   (868,973) (4,610,409)   (590,547)   (372,155)        -           -     (7,424,906)
 Excess contributions         -       (18,458)    (20,056)     (3,266)    (22,626)    (23,521)        -           -        (87,927)
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
    Total distributions       -    (2,138,037) (1,336,763) (4,767,948) (1,153,114) (1,318,989)        -           -    (10,714,851)
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
INTERFUND TRANSFERS         61,343     523,773   8,156,117 (5,925,886)   3,585,351     375,968 (3,047,615) (3,729,051)         -

TRANSFERS FROM
  PRIOR PLANS                 -     19,050,678   4,257,624  66,608,652  11,103,672  17,947,230        -           -     118,967,856

TRANSFERS TO
  PRICE ENTERPRISE,
  INC. PLAN                   -      (123,229)   (428,706)   (138,416)   (223,968)        -      (157,153)   (296,292)  (1,367,764)

NET INCREASE
  (DECREASE) IN NET
  ASSETS AVAILABLE FOR
  PLAN BENEFITS             61,343  38,355,024  28,224,388  71,417,378  29,705,732  31,828,851 (3,214,961) (4,015,387)  192,362,368


NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                     -      2,355,891   5,171,547        -      3,256,033        -      3,214,961   4,015,387   18,013,819
                           ------- ----------- ----------- ----------- ----------- -----------  ----------  ---------- ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  end of year              $61,343 $40,710,915 $33,395,935 $71,417,378 $32,961,765 $31,828,851  $     -     $     -    $210,376,187
                           ======= =========== =========== =========== =========== ===========  ==========  ========== ============




The accompanying notes and schedules are an integral part of this statement.

                               PRICE/COSTCO, INC.

                             401(K) RETIREMENT PLAN


                                EIN:  33-0572969

                                      PIN 002

                 ITEM 27D "SCHEDULE OF REPORTABLE TRANSACTIONS"

                      FOR THE YEAR ENDED DECEMBER 31, 1995







Category (i) - Single transactions in excess of 5 percent of plan assets at January 1, 1995
- -------------------------------------------------------------------------------------------

                                     Number of Shares/Units or     Total Purchase or
  Description of Assets                   Principal Amount              Sale Price          Cost of Asset      Gain or (loss)
- ------------------------             -------------------------     -----------------        -------------      --------------
Stable Value Fund
   Purchase                                   21,419,968                $21,419,968           $21,419,968          $   -
   Sale                                        2,313,450                  2,313,450             2,313,450              -

Equity Income Fund - Purchase                    481,859                  7,723,617             7,723,617              -

Spectrum Income Fund - Purchase                6,988,609                 70,553,682            70,533,682              -

Spectrum Growth Fund - Purchase                  989,975                 10,952,437            10,952,437              -

PriceCostco Common Stock Purchase              1,391,645                 26,731,890            26,731,890              -

Ginnie Mae Fund - Sale                           362,045                  3,204,099             3,449,014         (244,915)

Capital Appreciation Fund Sale                   331,850                  4,025,343             4,081,722          (56,379)



          The accompanying notes are an integral part of this schedule.

                               PRICE/COSTCO, INC.

                             401(K) RETIREMENT PLAN


                                EIN:  33-0572969

                                     PIN 002

                 ITEM 27D "SCHEDULE OF REPORTABLE TRANSACTIONS"

                      FOR THE YEAR ENDED DECEMBER 31, 1995





Category (iii) - Series of transactions in excess of 5% of plan assets at January 1, 1995
- -----------------------------------------------------------------------------------------

  Description of Assets     Number of Purchases     Number of Sales        Purchase Price         Selling Price    Gain or (loss)
- -------------------------   -------------------     ---------------        --------------         -------------    --------------
Stable Value Fund                    94                    111               $31,398,556           $ 5,293,538         $   -

Equity Income Fund                  160                     48                19,690,178               904,994          124,208

Spectrum Income Fund                 45                    156                75,466,607            13,039,872          916,256

Spectrum Growth Fund                157                     50                21,968,759               763,541          102,392

PriceCostco Common Stock             97                     93                34,035,160             1,915,292         (337,213)




          The accompanying notes are an integral part of this schedule.

                                      PRICE
                                     COSTCO

                              401(K) RETIREMENT  PLAN
                              EIN 33-0572969
                              PIN 002
                              FINANCIAL STATEMENTS AND SCHEDULES
                              DECEMBER 31, 1995 AND 1994
                              TOGETHER WITH AUDITORS' REPORT

                               PRICE/COSTCO, INC.

                             401(K) RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994


                                      INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits
     Statement of Changes in Net Assets Available for Plan Benefits

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

     Schedule I, Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995
     Schedule II, Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefit Committee of
the Price/Costco, Inc. 401(K) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of PriceCostco 401(K) Retirement Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits are presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP
Seattle, Washington,
  June 24, 1996

                                PRICE/COSTCO INC.

                             401(K) RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1995




1.  PLAN DESCRIPTION:

The following description of the Price/Costco Inc. (the Company or PriceCostco) 401(k) Retirement Plan (the Plan) provides only general information, reflecting amendments effective as of January 1, 1995. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Price Company and Costco Wholesale Corporation are wholly owned subsidiaries of the Company.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to January 1, 1995, the Plan was named the Price Company 401(k) Plan, and eligible participants included certain employees of the Price Company.

Effective January 1, 1995, the Plan was amended and renamed the PriceCostco 401(k) Retirement Plan, and participation was expanded to include all participants formerly covered by The Costco Wholesale Corporation Employees' 401(k) Retirement Plan and The Price Company Profit Sharing Plan (the Combining Plans). Effective March 15, 1995 assets totaling $118,967,856 were transferred to the Plan from the Combining Plans. Effective January 3, 1995, assets totaling $1,367,764 were transferred from the Plan into the Price Enterprises, Inc. 401(K) Plan. Price Enterprises, Inc. was a wholly owned subsidiary of the Company that was spun off from the Company as of December 21, 1994.

ELIGIBILITY

The Plan covers certain employees of Costco Wholesale Corporation and The Price Company, who have completed at least 1,000 hours of service within one year, based on their date of hire and are age 18 or older. Price Club employees covered by a collective bargaining agreement in the State of California are not eligible for participation.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Excess contributions returned to participants represented contributions made in excess of IRS limitations. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

The Company contributes 50% of the first $1,000 of compensation that a participant contributes to the Plan. The Company may, at its discretion, make a qualified nonelective contribution. In addition, for each plan year, the Company may contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution may range from 3% to 10% of compensation based on years of service. All contributions are made to the Plan in cash.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the salary deferral amount, employer matching and discretionary contributions, and any qualified non-elective contributions. All contributions to the participant's account are reflected in units of each investment fund selected or shares of Company stock. The net investment results and any expenses charged to the Plan determine the value of the units of each investment fund and the value of the shares of Company stock.

VESTING

Participants are immediately vested in their contributions and any qualified nonelective contributions, plus actual earnings thereon. Vesting in the employer matching and discretionary contributions is based on years of continuous service, according to the following schedule:


               Years of Service                 Percentage Vested
               ----------------                 -----------------

                Less than 2                               0%
                2-3                                      10%
                3-4                                      25%
                4-5                                      50%
                5 or more                               100%

Benefits earned by participants under the Combining Plans remained vested under this Plan, at least to the extent that the interest of the participant was vested under the Combining Plans.

FORFEITURES

During 1995, forfeitures of approximately $1,035,000 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is reemployed by the Company prior to the expiration of five consecutive years of break in service and repays the full dollar amount distributed on account of the termination within five years of the reemployment date. As of December 31, 1995, forfeitures of approximately $185,000 had not been used to reduce employer contributions.
These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions in any of the five investment options listed below. T. Rowe Price trustees all assets and provides recordkeeping of all participant accounts.

     T. Rowe Price Stable Value Fund - Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

     Spectrum Income Fund - Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

     Equity Income Fund - Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Spectrum Growth Fund - Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

     PriceCostco Stock Fund - Funds are invested in common stock of PriceCostco.

Participants may change their investment options daily.

Effective January 3, 1995, participants' account balances in the Ginnie Mae Fund and the Capital Appreciation Fund were transferred to the Spectrum Income Fund and Equity Income Fund, respectively.

PAYMENT OF BENEFITS

Upon termination of employment, death or total disability, the vested interest in a participant's account is distributed in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59 1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and PriceCostco common stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets represents the change in the fair value of assets and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid. Excess contributions represent contributions, to be returned to participants, exceeding certain IRS limitations.

3.  RELATED PARTY TRANSACTIONS:

Certain plan investments are shares of mutual funds managed by T. Rowe Price.
T. Rowe Price is also the trustee/custodian, as defined by the Plan.

4.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.  TAX STATUS:

The Internal Revenue Service has informed the Company, by a letter dated
January 12, 1996, that an application for determination concerning the qualification of the Plan has been received. The Plan Administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Service. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 1995.

                                PRICE/COSTCO INC.

                             401(K) RETIREMENT PLAN

                                EIN:  33-0572969
                                    PIN:  002


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995





Identity of Party Involved/    Number of
Description of Investments       Shares            Cost       Current Value
- --------------------------     ---------     ------------     -------------

Cash and cash equivalents           -        $     61,343      $     61,343

T. Rowe Price:
  Stable Value Fund           28,521,750       28,521,752        28,521,752
  Equity Income Fund           1,401,370       24,065,478        28,041,414
  Spectrum Income Fund         6,240,591       63,407,089        70,144,239
  Spectrum Growth Fund         2,065,805       24,610,027        27,867,707

PriceCostco Common Stock       1,748,012       31,736,914        26,657,187
                                             ------------      ------------
                                             $172,402,603      $181,293,642
                                             ============      ============



          The accompanying notes are an integral part of this schedule.